August 21, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Patrick Gilmore,

Branch Chief – Accounting

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Holdings, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2008

Filed January 14, 2009

File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Holdings, Inc. (the “Company”), and responds to your letter, dated August 7, 2009, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of August 7, 2009. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response.

In response to certain comments, the Company may note that it will make changes to disclosures in future filings. To the extent it does so, the Company is making these changes in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings must not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Form 10-K for the Fiscal Year Ended October 31, 2008

Critical Accounting Estimates

Goodwill, page 55

1. Comment: Your response to prior comment number 3 indicates you believe a detailed quantitative sensitivity analysis would be inappropriate due to the complexity of the judgments and determinations involved in the assessment of the valuation of goodwill. Please tell us whether your valuation methodologies are particularly sensitive to any of your assumptions or whether a hypothetical change of XX% in the fair value of any of your reporting units would result in the failure of step 1 of an impairment test under SFAS 142. Similar concerns apply to your analysis of providing a sensitivity analysis with respect to your long-lived assets.

Response:

Goodwill Impairment Review

As discussed in our response to the Staff’s initial comment letter submitted on July 24, 2009, two key assumptions of our goodwill impairment analysis are (i) the weighted average cost of capital (“WACC”) and (ii) the estimated cash flows from net income from operations used to determine the estimated fair value of our reporting units. Our goodwill valuation methodologies are particularly sensitive to these two key assumptions. Disclosed below are the effects on step one of our impairment test under SFAS 142 based on hypothetical shifts in each of these two assumptions while holding all other variables and assumptions for the analysis constant.

Our estimated WACC for the goodwill impairment assessment performed in the fourth quarter of fiscal 2008 was 19.4%. If we increased the WACC by 10% to 21.3% and held all other assumptions and estimates in our analysis constant, the estimated fair value of equity of the company would have decreased by approximately 4.3%, which would have caused our North America business unit to fail step one by a nominal amount. If we decreased the WACC by 10% to 17.5% and held all other assumptions and estimates in our analysis constant, the estimated fair value of equity of the company would have increased by approximately 5.6%.

If we increased the estimated cash flows from net income from operations by 10% and held all other factors constant, the estimated fair value of equity used in step

Patrick Gilmore

one of our SFAS 142 analysis would increase by approximately 10%. If we decreased the estimated cash flows from income from operations by 10% with all other factors held constant, the estimated fair value of equity used in step one of our SFAS 142 analysis would decrease by approximately 10%. Such a hypothetical decrease in operating cash flows would have caused our North America reporting unit to fail step one as it would have caused the estimated fair value of equity of our North America reporting unit to fall below its carrying value by approximately 6%.

The results of the step one analysis would not necessarily be indicative of the need for or the magnitude of any impairment charge. Had our North America reporting unit failed step one, we would have then conducted a step two test, including estimates of the fair value of all identifiable assets and liabilities of that reporting unit, to determine the amount of impairment, if any.

As disclosed in Note 3 of our Notes to Consolidated Financial Statements on page 83 of our fiscal 2008 Form 10-K, at the time we performed our goodwill impairment analysis for our fiscal year 2008, our estimates and assumptions specifically considered the unprecedented severe macro-economic conditions, illiquidity of the credit markets, difficulties in the banking and financial services sector, falling consumer confidence and rising unemployment rates, including significantly decreasing our cash flow projections in light of these conditions. Thus, at the time, it would not have been reasonably likely that our key estimates and assumptions would have differed to an extent that would have materially impacted the results of our goodwill impairment analysis.

We agree that where we have made estimates and assumptions that may be particularly sensitive and which potentially could result in a material impact on the results of our goodwill impairment evaluation based on such sensitivity, additional sensitivity disclosures regarding such estimates and assumptions may be useful. In future filings, we undertake to provide such enhanced sensitivity disclosures as appropriate.

Long-Lived Assets Impairment Review

As discussed in our response to the Staff’s initial comment letter submitted on July 24, 2009, a significant assumption used when determining the fair value of our developed and core technology intangibles is the estimated future cash flows expected to be generated through the sale of products developed from the technologies. We estimate the fair value by discounting the after tax cash flows attributed to the products derived from our developed and core technology intangibles using an estimated discount rate derived from our estimated WACC, adjusted for specific risks attributed to the asset. Therefore, our valuation methodology for our developed and core technology intangibles is sensitive to the estimated future cash flows expected to be generated and to our estimated WACC, as adjusted.

Under our valuation model, if we increased the estimated future cash flows attributed to the sale of products derived from our developed and core technology intangibles by 10% while holding all other factors constant, the estimated fair value of developed and core technology intangibles would increase by approximately 10%. If we decreased the estimated cash flows by 10% while holding all other factors constant, the estimated fair value would decrease by approximately 10%.

Patrick Gilmore

If we increased the WACC by 10% to 19.1% and held all other assumptions and estimates constant, the estimated fair value of our developed and core technology intangibles would have decreased by approximately 4.6%. If we decreased the WACC by 10% to 15.7% and held all other assumptions and estimates constant, the estimated fair value would have increased by approximately 5.1%.

We evaluate our assets at the lowest level for which there are identifiable cash flows that are largely independent of other assets and liabilities. For developed and core technology intangibles this is at the product line level. The magnitude of change in total fair values based on these sensitivity disclosures are not necessarily indicative of the magnitude of change to the impairment amount which is evaluated at the product line level for developed and core technology intangibles. None of the hypothetical scenarios above would have resulted in a material change in our recorded impairment charge for our long-lived assets.

Item 8. Financial Statements and Supplemental Data

Note 15. Quarterly Financial Information (Unaudited) (Revised), page 109

2. Comment: We note you appear to have considered several qualitative factors in concluding that amendments to previously filed Form 10-Qs were not required for the clerical error related to foreign currency exchange effects on cash and cash equivalents. Please expand upon your conclusion that the clerical error did not mask a significant trend in your operating cash flows. In this regard, we note that prior to the clerical error you reported positive cash flows from operations for the nine months ended July 31, 200[8] versus negative cash flows from operations after adjusting for the error.

Response: In evaluating whether the clerical error masked a significant trend in our cash flows from operations, we considered the nature, amount and pervasiveness of the error as well as the other information publicly available. We note that for the six and nine months ended April 30, 2008 and July 31, 2008, respectively, the error resulted in an overstatement of the cash provided by change in accrued expenses and liabilities balances with a corresponding understatement of the effect of foreign currency exchange rate on cash and cash equivalents. We were mindful that this error resulted in our reporting positive cash flows from operations for the nine months ended July 31, 2008 compared to negative cash flows from operations after correcting for the error.

We first considered the impact of the error on our liquidity, solvency and cash position. The error did not affect our ability to meet our loan covenants or otherwise to comply with contractual obligations regarding our capital resources.

Patrick Gilmore

The error had no impact on our total cash position in any reported period and did not change our liquidity assessments disclosed in our Form 10-Qs that we believe we have the financial resources to meet our short-term business requirements and to comply with our financial covenants. Moreover, the error did not cause the balances in our balance sheets for the affected reporting periods to be misstated. Accordingly, our reported balance sheets provided an accurate source of information of the effect of changes in our assets and liabilities on operating cash flows. Thus, we concluded that the error did not have a material impact or mask a trend with respect to our liquidity or ability to finance our operations.

We also considered that the net operating cash flows reported on our statements of cash flows may be viewed as a measure of operating performance. Although the error resulted in our reporting positive cash flows from operations for the nine months ended July 31, 2008 compared to negative cash flows from operations after correcting for the error, in light of all available information, we do not believe this error masked a trend in our operating performance. The error did not cause our earnings or our consolidated statements of operations reported for the relevant periods to be incorrect. We reported an operating loss in each year-to-date period of fiscal year 2008 beginning with the three months ended January 31, 2008 after reporting operating income for fiscal 2007 and the year-to-date period for our second and third quarters of fiscal 2007. This performance trend and the primary business factors underlying the trends were discussed in our management’s discussion and analysis of our results of operations. Specifically, we disclosed decreasing gross margin year over year including as a result of pricing pressures in certain areas and a higher mix of sales in regions with lower gross profits, as well as significant operating expense for costs related to the then-ongoing restatement efforts and independent investigation by our Audit Committee. These changes in our business and operations had also caused net operating cash flows to decline significantly on a year-over-year basis since the first quarter of fiscal 2008. Moreover, regardless of the error, our reported statements of cash flows clearly showed that net operating cash flows were declining in fiscal 2008 and were significantly lower on a year-over-year basis throughout all of fiscal 2008, which was consistent with our qualitative and quantitative disclosures of our operating performance. We concluded, therefore, that even if net operating cash flow was reported as a positive number rather than a negative number for the nine months ended July 31, 2008, sufficient disclosures were provided to accurately communicate our operating performance and operating performance trends for the relevant periods.

At the line item level, we noted that operating cash flows attributed to the change in our accrued expense and other current liabilities balances and the effect of

Patrick Gilmore

foreign exchange rate on our cash and cash equivalents have generally fluctuated on a historic basis. Thus, we determined that the error in these individual line items did not mask any significant trend of our performance, financial position or liquidity. In addition, the error was a result of an isolated computation error within the worksheet used to prepare the statement of cash flows for our quarterly report on Form 10-Q and did not cause a misstatement with respect to the performance guidance given or the key performance measures highlighted in our earnings releases and management’s discussion and analysis. As noted in our previous response, the error did not impact our ability to meet analysts’ consensus expectations of our performance.

After weighing the above considerations and in light of the total mix of information otherwise available at the time regarding our liquidity, financial position and operating performance, we determined that the error did not mask any significant trend. Nevertheless, since the error was discovered as we were preparing to file our annual report on Form 10-K for fiscal 2008, we additionally disclosed the corrected balances in an unaudited footnote in our notes to financial statements on Form 10-K in advance of corrective disclosures that we would make in our quarterly reports on Form 10-Q for the second and third quarters of fiscal 2009. This footnote included comparative year-to-date net operating cash flows for each of the first three quarters in fiscal 2008 and fiscal 2007, with the “as reported” and “as revised balances” for the six months ended April 30, 2008 and the nine months ended July 31, 2008.

We have updated our Statement of Cash Flows for the period ended April 30, 2008 in our recently filed Form 10-Q for the quarter ended April 30, 2009 and we plan to update our Statement of Cash Flows presented for the period ended July 31, 2008 when we file our Form 10-Q for the period ended July 31, 2009.

* * * * *

In responding to the Division’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7222), facsimile ((408) 232-7841) or e-mail (albert_liu@verifone.com) if you should have any comments or questions about this letter.

Patrick Gilmore

Very truly yours,

/s/ Albert Liu
Albert Liu
Senior Vice President & General Counsel
VeriFone Holdings, Inc.

cc:	Mark Shannon

Chris Davis

Ryan Houseal

Katherine Wray

(Securities and Exchange Commission)

Douglas G. Bergeron

Robert Dykes

(VeriFone Holdings, Inc.)

Dane B. Wall

Ronald J. Schirle

(Ernst & Young LLP)

Scott D. Miller

(Sullivan & Cromwell LLP)